

September 18, 2020

Linda Bain
Chief Financial Officer
Codiak BioSciences, Inc.
35 CambridgePark Drive, Suite 500
Cambridge, MA 02140

> **Re: Codiak BioSciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2020**
> **File No. 333-248692**

Dear Ms. Bain:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Our programs, page 3

1. We note your response to our prior comment 3. To the extent the product candidates relating to your agreements with The Ragon Institute, MIT, Harvard and Dr. Schreiber are material, the collaboration agreements supporting the development of these product candidates are material and should be fully described and filed as exhibits. If the product candidates are not material given their early stage of development, then please remove the references to these product candidates from your pipeline table and your summary. Additionally, we note that your response letter appears to indicate that these candidates are not material given their early stage of discovery. If you choose to retain them in the table, please provide us with an analysis supporting your determination they are material candidates. Similarly, explain your basis for including other product candidates that

appear to be in a similarly early stage of discovery. Your analysis should address the matters raised in your response, namely that the vaccines are in very early stages of development, and the lack of resources devoted to and derived from the relevant collaborations.

2.   We note your response to our prior comment 4 and disagree with your reasons for continuing to include these programs in your pipeline table. The table should depict your material product candidates and their current stage of development. You may include a discussion of additional programs in the description of the collaboration agreement. Please remove items that have not yet been identified and are not currently material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Brian Cascio at (202) 5513676 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Suzanne Hayes at (202) 5513675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences